Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator

We consent to incorporation by reference in the registration statement (No. 333-47848) on Form S-8 of Moody’s Corporation of our report dated June 25, 2010, with respect to the statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation as of December 31, 2009 and 2008, and related statement of changes in net assets available for plan benefits for the year ended December 31, 2009, and the related supplemental Schedule H, Line 4i—Schedule of Assets (held at end of year) as of December 31, 2009 which appears in the December 31, 2009 annual report on Form 11-K of the Profit Participation Plan of Moody’s Corporation.

/s/ KPMG LLP

KPMG LLP

New York, NY

June 25, 2010